    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1996
                                                REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                _______________

                       ROBERTS PHARMACEUTICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                _______________

          NEW JERSEY                                      22-2429994
(STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                               MERIDIAN CENTER II
                             4 INDUSTRIAL WAY WEST
                          EATONTOWN, NEW JERSEY 07724
                                 (908) 389-1182
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           ROBERT A. VUKOVICH, PH.D.
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       ROBERTS PHARMACEUTICAL CORPORATION
                               MERIDIAN CENTER II
                             4 INDUSTRIAL WAY WEST
                          EATONTOWN, NEW JERSEY 07724
                                 (908) 389-1182
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                       AREA CODE, OF AGENT FOR SERVICE)
                                _______________

                                   COPIES TO:
                              JOHN A. AIELLO, ESQ.
                          GIORDANO, HALLERAN & CIESLA
                           A PROFESSIONAL CORPORATION
                               125 HALF MILE ROAD
                          MIDDLETOWN, NEW JERSEY 07748
                                _______________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


 Title of each class of                                 Proposed maximum      Proposed maximum       Amount of
    securities to be             Amount to be          offering price per    aggregate offering   registration fee
       registered              registered (1)(2)            share (3)             price (3)
-----------------------------------------------------------------------------------------------------------------
Common Stock,                     10,024,540                 $17.75              $177,935,585           $61,353
$.01 par value
-----------------------------------------------------------------------------------------------------------------


(1) Includes the registration for resale of the following: (i) 600,000 shares of Common Stock (subject to adjustment) issued in a private placement in July 1996,
(ii) all shares of Common Stock issuable upon conversion of 4,200,000 shares of the Registrant's 5% Convertible Preferred Stock issued in a private placement in August 1996, (iii) all shares of Common Stock issuable upon conversion of 419,229 shares of the Registrant's 5% Convertible Preferred Stock issuable, in lieu of cash, as dividends in respect of the shares of 5% Convertible Preferred Stock issued in the August private placement, (iv) 15,000 shares of Common Stock (subject to adjustment) issuable upon the exercise of warrants issued in connection with the July private placement, and (v) all shares of Common Stock issuable upon conversion of 420,000 shares of the Registrant's 5% Convertible Preferred Stock issuable upon the exercise of warrants issued in connection with the August private placement, and all shares of Common Stock issuable upon conversion of 41,923 shares of the Registrant's 5% Convertible Preferred Stock issuable, in lieu of cash, as dividends in respect of such shares of 5% Convertible Preferred Stock issuable upon the exercise of such warrants. Estimated solely for the purpose of calculating the registration fee in connection with this Registration Statement. Assumes that all shares of the Registrant's 5% Convertible Preferred Stock are converted into shares of Common Stock based on a conversion price of $13.50, which equals 90% of the market price of $15 per share of Common Stock (the lowest reported sale price on the Nasdaq National Market since January 1, 1994).

(2) In the event of a stock split, stock dividend or similar transaction involving the Common Stock of the Registrant, in order to prevent dilution, the number of shares of Common Stock registered hereby shall be automatically increased to cover the additional shares of Common Stock in accordance with Rule 416 under the Securities Act of 1933.

(3) Estimated in accordance with Rule 457(c) under the Securities Act of 1933, solely for purposes of calculating the registration fee and based upon an amount which is equal to the average of the high and low sale prices for a share of the Registrant's Common Stock as reported on the Nasdaq National Market on October 3, 1996.

                                _______________


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

________________________________________________________________

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED OCTOBER __, 1996


                               10,024,540 SHARES*

                       ROBERTS PHARMACEUTICAL CORPORATION

                                  COMMON STOCK

                                _______________

     All of the shares of Roberts Pharmaceutical Corporation Common Stock, $.01 par value per share ("Common Stock"), offered hereby are being offered by certain shareholders and warrantholders (the "Selling Shareholders") of Roberts Pharmaceutical Corporation (the "Company"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Use of Proceeds." All expenses of this offering will be paid for by the Company except for commissions, fees and discounts of any underwriters, brokers, dealers or agents retained by the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution." The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "RPCX." On October 4, 1996, the last reported sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $18-1/8 per share.

* The shares of Common Stock offered hereby for resale are: (i) 600,000 shares of Common Stock (subject to adjustment) issued in a private placement in July 1996, (ii) all such currently indeterminate number of shares of Common Stock issuable upon conversion of 4,200,000 shares of the Company's 5% Convertible Preferred Stock, $.10 par value per share (the "Convertible Preferred Stock"), issued in a private placement in August 1996, (iii) all shares of Common Stock issuable upon conversion of 419,229 shares of Convertible Preferred Stock issuable, in lieu of cash, as dividends in respect of the shares of Convertible

Preferred Stock issued in the August private placement, (iv) 15,000 shares of Common Stock (subject to adjustment) issuable upon the exercise of warrants issued in connection with the July private placement (the "Common Stock Warrants"), and (v) all shares of Common Stock issuable upon conversion of 420,000 shares of Convertible Preferred Stock issuable upon the exercise of warrants issued in connection with the August private placement (the "Convertible Preferred Stock Warrants"), and all shares of Common Stock issuable upon conversion of 41,923 shares of Convertible Preferred Stock issuable, in lieu of cash, as dividends in respect of such shares of Convertible Preferred Stock issuable upon the exercise of the Convertible Preferred Stock Warrants. The number of shares of Common Stock issuable in connection with such transactions and offered for resale hereby is an estimate based upon a "Conversion Price" (as such term is defined under the section of this Prospectus captioned "Risk Factors--Effects of Conversion of Convertible Preferred Stock") which is equal to ninety percent (90%) of the lowest market price of the Common Stock since January 1, 1994, is subject to adjustment, and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, without limitation, the future market price of the Common Stock. In addition, the estimated number of shares offered for resale hereby is based on the assumptions as to dates of conversion of the Convertible Preferred Stock, dividend payment dates and dates of exercise of Convertible Preferred Stock Warrants which are set forth under the caption "Risk Factors--Effects of Conversion of Convertible Preferred Stock." If a market price of $15 per share of Common Stock (the lowest reported sale price on the Nasdaq National Market since January 1, 1994) were to be used to determine the number of shares of Common Stock issuable as of August 29, 1998 (the date on which all outstanding shares of Convertible Preferred Stock automatically convert into Common Stock), the Company would be obligated to issue a total of approximately 9,409,540 shares of Common Stock if all 5,081,152 shares of Convertible Preferred Stock outstanding or issuable upon the exercise of Convertible Preferred Stock Warrants or as dividends on the Convertible Preferred Stock were converted on the basis of such market price. There can be no assurance that the market price set forth above is indicative of future market prices of the Common Stock at such times when shares of Convertible Preferred Stock are converted into shares of Common Stock. See "Risk Factors-- Effect of Conversion of Convertible Preferred Stock" and "Description of Securities--Class B Preferred Stock; Description of Convertible Preferred Stock."

     SEE "RISK FACTORS," BEGINNING ON PAGE 5 OF THIS PROSPECTUS, FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                                _______________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE

                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER __, 1996.

          No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Company or by any Selling Shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance at any time imply that the information herein is correct as of any date subsequent to the date hereof.

                                _______________

                               TABLE OF CONTENTS

                            Page                                  Page
                            ----                                  ----

Available Information...     2          Use of Proceeds........... 22
Incorporation of Certain                Selling Shareholders...... 23
Documents by Reference..     3          Plan of Distribution...... 25
Risk Factors............     4          Description of Securities. 26
The Company.............    15          Legal Matters............. 37
Recent Developments.....    17          Experts................... 38

                              ___________________

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such site is http://www.sec.gov.

          The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

          Certain information included in this Prospectus and other Company filings (collectively, "SEC Filings") under the Securities Act and the Exchange Act (as well as information communicated orally or in writing between the dates of such SEC Filings) contains or may contain forward looking information that is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from expected results. Among these risks, trends and uncertainties are the effect of governmental regulation on the Company, the availability of working capital, the cost of personnel and materials, and the competitive and constantly changing healthcare environment in which the Company competes.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; and (iii) the Company's Current Reports on Form 8-K, dated March 20, 1996 (two separate reports as of such date), March 26, 1996, May 17, 1996, May 31, 1996, June 10, 1996, July 17, 1996, July 18, 1996, July 22,
1996, July 24, 1996, August 14, 1996, September 9, 1996 and October 3, 1996. All
documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Copies of the documents incorporated herein by reference (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents) may be obtained upon written or oral request without charge by persons, including beneficial owners, to whom this Prospectus is delivered. Requests should be made to Roberts Pharmaceutical Corporation, Attention: Investor Relations Department, Meridian Center II, 4 Industrial Way West, Eatontown, New Jersey 07724, telephone number (908) 389-1182, telefax number (908) 389-1014.

                                  RISK FACTORS

          In addition to the other information provided in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered by this Prospectus.

RISKS OF NEW PRODUCT DEVELOPMENT; GOVERNMENT REGULATION

          The investigation, manufacture and sale of pharmaceutical products is subject to regulation, principally by the U.S. Food and Drug Administration ("FDA") and foreign equivalents. The process of obtaining FDA approval is costly and time-consuming, and there can be no assurance that any product that the Company is developing or may develop will be approved by the FDA. Products developed by the Company can be marketed commercially for specified therapeutic indications only when and where they have been approved by the applicable regulatory authorities. Of the pharmaceutical products under development by the Company, only PROAMATINE/TM/ has been approved by the FDA. Although the Company believes that its other products under development are promising, there can be no assurance that these products will prove to be efficacious or that toxic side effects will not occur. Furthermore, any of these products which are developed will be subject to requisite regulatory approval prior to their commercial sale, which approval may take several years and might not ever be obtained.
Generally, only a small percentage of products under development are approved for sale. In addition, the Company is required, under FDA regulations, to conduct further studies to confirm the clinical benefits and safety of PROAMATINE. If these studies do not provide verification of the clinical benefits and safety of the drug, the Company will be required to file an accelerated approval withdrawal of such drug in accordance with FDA regulations and to cease selling such drug. No assurance can be given that the Company will succeed in the development and marketing of any of its products under development.

          United States Federal and state governments continue to seek means to reduce costs of Medicare and Medicaid programs, including placement of restrictions on reimbursement for, or access to, certain drug products. Major changes were made in the Medicaid program under the Omnibus Budget Reconciliation Act of 1990. As a result, the Company entered into a Medicaid Rebate Agreement ("Rebate Agreement") with the United States Government, under

Section 4401 of such Act. Pursuant to the Rebate Agreement, in order for federal reimbursement to be available for prescription drugs under state Medicaid plans, the Company must pay certain statutorily prescribed rebates on Medicaid purchases. Effective July 1, 1991, the law also denies federal Medicaid reimbursement for drug products of the original holder of the New Drug Application for such drug if a less expensive generic version of such drug is available from another manufacturer, unless the prescriber indicates on the prescription that the branded product is medically necessary.

          In most other markets, governments exert controls over pharmaceutical prices either directly or by controlling admission to, or levels for, reimbursement by government health programs. The nature of such controls and their effect on the pharmaceutical industry vary greatly from country to country. Such controls generally have an adverse effect on revenue levels of pharmaceutical companies such as the Company.

PATENTS, PROPRIETARY RIGHTS AND RELATIONSHIPS WITH LICENSORS

          The Company owns, or is a licensee under, or has filed applications for, United States and foreign patents covering certain of its marketed products and for certain of its late-stage products under development. There can be no assurance that such patents are enforceable, will be approved, or will provide the Company with meaningful protection from competition or that the Company will possess the financial resources necessary to enforce any patent rights licensed to the Company. Others may be engaged in research which may lead to patents similar to those owned by the Company or under which the Company is a licensee. Accordingly, infringement claims may be asserted against the Company or its licensors which, if upheld, may require the Company to cease developing or marketing a product or to acquire licenses from others. There can be no assurance that such licenses, if required, will be available or can be obtained on terms satisfactory to the Company. In addition, the proprietary nature of PROAMATINE, and three (3) of the Company's late-stage products under development are dependent, in whole or in part, upon certain U.S. regulations. PROAMATINE, for idiopathic orthostatic hypotension, has been designated by the FDA as an "orphan drug" under the Orphan Drug Act of 1983 (the "Orphan Drug Act"). This entitles the Company to a seven year period of market exclusivity in the United States from the date of FDA approval of the drug, when and if obtained. PROAMATINE was approved by the FDA on September 6, 1996. Each of SOMAGARD (R), for central precocious puberty, and AGRELIN(R), for thrombocythemia, has been designated by the FDA as being eligible for orphan drug status. In addition, the Company believes that its late-stage product DIRAME(R) contains a new active ingredient which may entitle the product, under the Drug Price Competition and Patent Term Restoration Act of 1984 (commonly referred to as the "Waxman-Hatch Act"), to five years of market exclusivity from the date of FDA approval of the drug, if obtained. No assurance can be given that (i) SOMAGARD and AGRELIN will be designated as orphan drugs in the event that FDA approval of such drug is obtained, or (ii) DIRAME will be entitled to market exclusivity under the Waxman-Hatch Act or that other parties will not challenge the Company's rights to such exclusivity.

DEPENDENCE UPON THIRD PARTIES FOR MANUFACTURING AND RAW MATERIALS

          Currently, the Company does not manufacture its products. The products sold by the Company are manufactured for the Company by contractors which, in the case of certain products which generate substantial revenues for the Company, are large pharmaceutical manufacturers. In most instances where the Company has acquired the rights to approved products from other pharmaceutical companies, the seller or licensor has agreed to manufacture the Company's requirements of the products generally for periods of 2 to 5 years. The Company anticipates that most other products it acquires will be manufactured under similar arrangements. There can be no assurance that the Company will be able to renew its existing arrangements for the manufacture of its products or enter into similar arrangements in connection with the acquisition of additional pharmaceutical products. In addition, there can be no assurance that manufacturers engaged by the Company will meet the Company's requirements for quality, quantity, or timeliness, or that the Company would be able to find or obtain FDA approval of substitute manufacturers, if necessary.

          The principal raw materials used in the Company's business are active drug ingredients and inactive pharmaceutical chemicals. These types of raw materials are generally available from a limited number of foreign and U.S. sources. In certain instances, the Company is required to purchase active drug ingredients from the licensor of the product. Because the FDA approval process requires manufacturers to specify their proposed raw material suppliers in their drug approval applications, the approval process could be delayed in the event raw materials from a specific supplier were to become unavailable. Development and approval of its drugs are, therefore, dependent upon the ability of the Company and its contractors to procure active ingredients and raw materials from FDA-approved sources. Arrangements with foreign raw materials suppliers are subject to the usual risks of doing business abroad, including the availability of FDA, customs and other governmental clearances, the imposition of import duties, political and social instability, possible currency fluctuations and restrictions on the transfer of funds.

PRODUCT LIABILITY

          The Company may, in the ordinary course of business, be subject to substantial claims by, and liability to, persons alleging injury as a result of taking drugs under development or being sold by the Company. With respect to marketed pharmaceutical products, such liability may result from claims made directly by consumers or by pharmaceutical companies or others selling such products. The Company attempts to reduce its risk with respect to marketed pharmaceutical products and products under development by obtaining indemnity undertakings with respect to such claims from licensors, licensees and distributors of its products and by carrying product liability insurance of $5 million per occurrence and in the aggregate. In connection with the Company's Contract Clinical Research operations (which it plans to divest as described herein under the caption "Recent Developments--Divestiture of Non-Core Businesses"), the Company attempts to reduce its risk with respect to drugs tested by the Company by obtaining indemnity undertakings from the pharmaceutical companies that have engaged the Company to conduct clinical research on their products under development. In addition, the Company carries medical malpractice insurance of $1 million per occurrence and $3 million in the aggregate for its clinical staff. The Company recognizes that it cannot be fully protected from potential liability in these areas by insurance obtainable at reasonable cost. There can be no assurance that the Company's existing medical malpractice and product liability insurance can be renewed or renewed at rates comparable to those now being paid by the Company. If the Company is held liable for a claim against the Company for which it is not indemnified or for damages exceeding the limits of its insurance coverage, there could be a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

          The Company is currently dependent upon the ability and experience of its executive officers, including, without limitation, Dr. Robert A. Vukovich, the Company's Chairman of the Board, President and Chief Executive Officer and beneficial owner, as of October 1, 1996, of 1,939,161 shares (10.1%) of the Company's Common Stock, and other key officers and employees. There can be no assurance that the Company will be able to retain all of such officers and employees. If for any reason such key personnel do not remain active in the Company's management, the Company's operations could be adversely affected. The Company maintains a $2,000,000 key man life insurance policy on the life of Dr. Vukovich. Because of the nature of its business, the Company will be dependent upon its ability to attract and retain additional qualified scientific and marketing and sales personnel. There is significant competition for such qualified personnel, and there is no assurance that the Company will be successful in recruiting and retaining such personnel.

COMPETITION

          Many companies, including large pharmaceutical, chemical and biotechnology firms with financial and marketing resources and research and development staffs and facilities substantially greater than those of the Company, are engaged in researching, developing, marketing and selling products intended to treat the same conditions and diseases as the products currently sold and under development by the Company. Further, other products now in use or under development by others may perform by other means or more effectively the same functions as the Company's products. The pharmaceutical industry is characterized by rapid technological advances, and competitors may develop products more rapidly than the Company. In addition, competitors may be able to complete the regulatory approval process sooner, and therefore market their products earlier, than the Company can market certain of its products.

CLASS ACTION LAWSUIT

          A shareholders' class action lawsuit was filed on April 10, 1995 against the Company and certain of its officers and a former officer on behalf of all persons who purchased shares of Common Stock between November 7, 1994 and May 31, 1995. The plaintiffs contend that the Company violated federal securities laws, including Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder, with respect to press releases, filings with the Commission and certain public statements allegedly made about the Company's business. The plaintiffs seek to recover damages in an unspecified amount. Although management believes that the Company has complied with all of its obligations under the federal securities laws and is vigorously defending against the allegations contained in the lawsuit, the Company is not able to predict the outcome of this proceeding at this time, and management is not able to determine the amount of the potential liability, if any. No assurance can be given that this action will not have a material adverse effect on the Company.

VOLATILITY OF STOCK PRICE

          The market price of the Company's Common Stock has historically been highly volatile. Future announcements concerning the Company or its competitors, including the results of business operations, the results of testing, technological innovations or new commercial products, government regulations, developments concerning proprietary rights, litigation or public concern as to safety of the Company's products, may have a significant impact on the market price of the Company's Common Stock.

POSSIBLE ISSUANCE OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL

          Shares of the Company's Class B Preferred Stock, $.10 par value per share (the "Class B Preferred Stock"), may be issued by the Board of Directors of the Company (the "Board"), without shareholder approval except as required pursuant to any applicable agreement with or the rules of any exchange or market on which the Company's securities are traded, in one or more series with such designations, rights and preferences as may be determined from time-to-time by the Company's Board of Directors. The Convertible Preferred Stock is a series of the Class B Preferred Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the Convertible Preferred Stock and any other shares of Class B Preferred Stock that may be issued in the future. Further, in the event of issuance, the Class B Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company has no current intention to issue any additional shares of Convertible Preferred Stock, except upon exercise of the Convertible Preferred Stock Warrants and as dividends in respect of the Convertible Preferred Stock, or any other shares of Class B Preferred Stock; however, there can be no assurance that the Company will not do so in the future. See "Description of Securities--Class B Preferred Stock."

EFFECTS OF CONVERSION OF CONVERTIBLE PREFERRED STOCK

          In August 1996, the Company sold 4,200,000 shares of Convertible Preferred Stock to accredited investors in a private placement. See "Recent Developments--Private Placements." The exact number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock depends on the Conversion Price in effect at the time of conversion. As more particularly described under the section of this Prospectus captioned "Description of Securities--Class B Preferred Stock; Description of Convertible Preferred Stock," the "Conversion Price" is equal to 90% of the lowest reported trade price of the Common Stock during a specified period of trading days and, accordingly, the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock will vary inversely with the market price of the Common Stock. Holders of Common Stock will be diluted by issuances of Common Stock upon conversion of the Convertible Preferred Stock and may be substantially diluted depending on the market price of the Common Stock.

          The lowest reported sale price of the Common Stock on the Nasdaq National Market since January 1, 1994 was $15 per share. Assuming (i) such market price were to be used to calculate the Conversion Price used to determine the number of shares of Common Stock issuable upon the conversion of the shares of Convertible Preferred Stock outstanding, as well as upon the conversion of the shares of Convertible Preferred Stock issuable upon the exercise of the Convertible Preferred Stock Warrants and issuable, in lieu of cash, as dividends in respect of the Convertible Preferred Stock payable on the dates set forth in clause (iii) below, (ii) all shares of Convertible Preferred Stock issued or issuable as described in clause (i) above were to be held until automatically converted into shares of Common Stock on August 29, 1998, (iii) all dividends payable on the Convertible Preferred Stock on each of the quarterly dividend payment dates subsequent to November 27, 1996 were to be paid in shares of Convertible Preferred Stock valued at $25 per share, (iv) each of the Convertible Preferred Stock Warrants was exercised as of the date issued, and
(v) the

"Liquidation Preference" (as such term is defined under the section of this Prospectus captioned "Description of Securities--Description of Convertible Preferred Stock--Liquidation Preference") used to determine the number of shares issuable upon conversion of the shares of Convertible Preferred Stock was $25 per share, the Company would issue a total of approximately 9,409,540 shares of Common Stock. If the market price of the Common Stock used to determine the Conversion Price were lower or higher than $15 per share or if some or all of the shares of Convertible Preferred Stock were converted into shares of Common Stock before August 29, 1998, or if some or all of the Convertible Preferred Stock Warrants were not exercised by the holder thereof, or if part or all of the dividends due in respect of the Convertible Preferred Stock were paid in cash, or if the amount of the Liquidation Preference was to include accrued but unpaid dividends and thus be greater than $25 per share, the Company would issue more or less shares of Common Stock than reflected in the estimate included herein, and such difference could be material.

          In addition, with respect to the private placement of 600,000 shares of Common Stock completed in July 1996, if the Company were to sell any shares of Common Stock for an effective issue price lower than $16.65 per share (the original issue price of such shares of Common Stock in the private placement) prior to January 23, 1997, then, subject to certain exceptions, the purchase price per share of the Common Stock issued in such private placement would be adjusted downward to equal such lower issue price (along with a similar adjustment to the exercise price of the Common Stock Warrants). Any such adjustment in the issue price and exercise price would be effected, subject to certain exceptions, by issuing additional shares of Common Stock to the holders who purchased such shares in the private placement and by lowering the per share purchase price and increasing the number of shares of Common Stock which may be acquired upon exercise of the Common Stock Warrants, and the issuance of such additional shares of Common Stock would further dilute the interests of the holders of Common Stock. See "Recent Developments--Private Placements."

CERTAIN ANTI-TAKEOVER PROVISIONS

          Article Five of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that certain business combinations involving the Company may be effected only if approved by the affirmative vote of the holders of at least 66-2/3% of all votes cast by the holders of all of the then outstanding shares of the Company's capital stock entitled to vote in respect of such business combination, voting together without regard to class. Article Five may inhibit and discourage attempts to acquire control of the Company without negotiation with management. In addition, Article Five creates a veto power in the minority over certain business combinations and may make it more difficult to effect a business combination, even if the business combination is advantageous and favored by the Board of Directors or a majority of the shareholders of the Company. Further, Article Five could result in the denial or reduction to shareholders of potential premiums over market usually afforded by tender offers.

          The Company's Certificate of Incorporation authorizes 10,000,000 shares of Class B Preferred Stock, of which 5,500,000 shares have been designated as "5% Convertible Preferred Stock," and authorizes the Board to issue shares of Class B Preferred Stock in one or more series with such dividend, liquidation, conversion, redemption and other rights as the Board establishes at that time. As a result, the Board may issue such stock with such rights as would discourage possible acquirors of the Company from making a tender offer or other attempt to gain control of the Company. The provision of the Company's Certificate of Incorporation described above could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and could make it more difficult for shareholders to effect certain corporate actions. See "Description of Securities--Provisions of the Certificate of Incorporation Affecting Acquisition of the Company."

NO COMMON STOCK DIVIDENDS

          The Company has not paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock for the foreseeable future. In addition, holders of the Convertible Preferred Stock are entitled to receive dividends at the rate of $1.25 per annum per share, payable on a quarterly basis, in preference and priority to any payment of any dividend on the Common Stock; provided, that, subject to certain conditions, the Convertible Preferred Stock dividends may be paid with shares of Convertible Preferred Stock on or after November 28, 1996. See "Description of Securities--Class B Preferred Stock; Description of Convertible Preferred Stock--Dividends."

OPERATING LOSSES IN RECENT FISCAL QUARTERS

          The Company has incurred operating losses and losses from continuing operations in each of the first and second quarters of 1996. For the three month period ended March 31, 1996, the Company reported an operating loss of approximately $5.7 million and a net loss from continuing operations of approximately $4.2 million. For the three and six month periods ended June 30, 1996, the Company reported operating losses of approximately $2.5 million and $8 million, respectively, and net losses from continuing operations of approximately $1.8 million and $6 million, respectively. The Company believes that the operating loss in the first quarter can be attributed to (i) an increase in cost of sales as a result of the continued distribution of NOROXIN and the higher costs related to the sale thereof as well as a decrease in sales of some of the Company's higher margin products and (ii) an increase in marketing and administrative expenses resulting primarily from promotional activities for new products and the expansion of the Company's sales forces in the United States, United Kingdom and Canada. The Company believes that the second quarter operating loss can be attributed to the same factors set forth above as well as increased levels of chargebacks and product returns, and increased Medicaid costs of purchased products. There can be no assurance that the Company will return to profitability in the foreseeable future. In addition, the Company has recorded deferred tax assets of approximately $11.9 million. Realization is dependent upon generating sufficient taxable income to utilize such items. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

FUTURE SALES OF COMMON STOCK

          Future sales of a substantial number of shares of the Company's Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices. As of October 1, 1996, the Company had approximately 19,207,402 shares of Common Stock outstanding. Of these shares, approximately 12,467,402 shares are tradeable without restriction (except as to shares held by affiliates of the Company) or registration under the Securities Act, and approximately 6,740,000 shares are "restricted securities" as such term is defined in the Securities Act, and may not be sold in the absence of registration under the Securities Act or an exemption therefrom including the exemption contained in Rule 144. All of the restricted securities outstanding as of October 4, 1996 are eligible for sale in the public market in reliance upon Rule 144, and may be sold under Rule 144(k) without regard to volume limits.

          The Company has registered 10,024,540 shares of Common Stock being offered by the Selling Shareholders for public sale by means of the Registration Statement, which is a shelf registration statement, filed under the Securities Act, of which this Prospectus forms a part, pursuant to the terms of certain agreements and warrants issued in connection with the private placements completed by the Company in July and August 1996. Under the terms of such agreements and warrants, the Company could be required, with certain exceptions, to keep such Registration Statement effective until October 31, 1999. See "Recent Developments--Private Placements." The Company has granted Yamanouchi Pharmaceutical Co., Ltd. ("Yamanouchi"), which, through its wholly owned subsidiary, Yamanouchi Group Holding Inc. ("Yamanouchi Group Holding"), holds 5,048,500 (26.3%) of the outstanding shares of the Company's Common Stock, certain rights which enable Yamanouchi to require the Company to register the offer and sale of shares of Common Stock held by Yamanouchi. Yamanouchi has waived these rights with respect to the offering contemplated by this Prospectus. The Company is unable to predict the effect that sales of such registered shares of Common Stock, or that sales made pursuant to such registration rights, under Rule 144, or otherwise, may have on the then prevailing market price of the Common Stock.

          A total of 2,155,219 shares of Common Stock are subject to outstanding options under the Company's stock option and incentive plans and an additional 1,468,500 shares of Common Stock are reserved for issuance under such plans and the Employee Stock Purchase Plan. All of these shares of Common Stock have been registered under the Securities Act.

AGREEMENTS WITH SIGNIFICANT SHAREHOLDER

          As of October 4, 1996, Yamanouchi, through its wholly owned subsidiary, Yamanouchi Group Holding, owned 5,048,500 shares of Common Stock, representing approximately 26.3% of the Company's outstanding shares of Common Stock. Of the shares of Common Stock owned by Yamanouchi, 4,000,000 were acquired in March 1992 pursuant to a stock purchase agreement (the "Stock Purchase Agreement"). Under the terms of the Stock Purchase Agreement, for so long as Yamanouchi owns at least 15% of the Company's outstanding Common Stock on a fully diluted basis, Yamanouchi has certain preemptive rights to acquire securities issued by the Company and the Company is prohibited from taking any action to prevent Yamanouchi from directly or indirectly acquiring all of the remaining shares of the Company's Common Stock; provided, that any such acquisition is made pursuant to the terms of the Stock Purchase Agreement. Yamanouchi declined to exercise its preemptive rights in connection with the sale of securities by the Company pursuant to the "Private Placements" (as such term is defined in the section captioned "Recent Developments--Private Placements"). The Stock Purchase Agreement also provides that Yamanouchi is entitled to designate two (2) members of the Company's Board of Directors for so long as it owns at least 18% of the outstanding shares of the Company's Common Stock on a fully diluted basis (or one director for so long as it owns at least 10% of such Common Stock). Moreover, Dr. Vukovich, who was the beneficial owner of 1,939,161 shares (10.1%) of the Company's Common Stock as of October 1, 1996, has entered into a shareholder agreement (the "Shareholder Agreement") with Yamanouchi pursuant to which he has (i) agreed to vote all shares of Common Stock owned by him in favor of the election of Yamanouchi's designees as directors of the Company, (ii) agreed to support, in his capacity as shareholder and officer of the Company, any offer made by Yamanouchi to acquire the Company or the outstanding Common Stock of the Company not owned by Yamanouchi occurring before December 31, 1998, provided such offer is fair to the Company's shareholders, and (iii) granted to Yamanouchi for so long as he directly and indirectly owns at least 10% of the outstanding shares of Common Stock, on a fully diluted basis, the right of first refusal to purchase any Common Stock which he may, from time to time, propose to sell, subject to certain exceptions set forth in the Shareholder Agreement. Yamanouchi has no obligation to acquire the Company or any shares of the Common Stock of the Company. These arrangements, together with Yamanouchi's current ownership interest in the Company, could affect the control of the Company. As of October 4, 1996, Yamanouchi and Dr. Vukovich were collectively the beneficial owners of 6,987,661 shares (36.4%) of the Company's outstanding Common Stock. The ownership percentages set forth above do not give effect to potential issuances of Common Stock upon conversion of any shares of Convertible Preferred Stock or upon excercise of any outstanding options or warrants.

                                  THE COMPANY

          The Company is an international pharmaceutical company which commenced operations in 1983 to take advantage of the large and growing opportunity to license, acquire, develop and commercialize post-discovery drugs in selected therapeutic categories. The Company has organized its drug development, acquisition and marketing activities to focus on late-stage development drugs in Phase II or Phase III clinical trials and currently marketed prescription pharmaceutical products which (i) do not meet the strategic objectives or profit thresholds of larger pharmaceutical companies or (ii) are made available by government agencies and research institutions. The Company's executive offices are located at Meridian Center II, 4 Industrial Way West, Eatontown, New Jersey 07724, and its telephone number is (908) 389-1182.

          The Company has a broad product portfolio and currently markets approved pharmaceutical products in the United States, Canada, the United Kingdom, Ireland, the Benelux countries and several other European countries.
In September 1996, the FDA approved the Company's New Drug Application ("NDA") for PROAMATINE and cleared PROAMATINE for marketing in the United States. PROAMATINE, which has been developed by the Company to fill the therapeutic void in the United States in the treatment of orthostatic hypotension, is the first of the Company's pipeline drugs to receive FDA approval. The Company had previously received approval to sell PROAMATINE for the treatment of orthostatic hypotension in Ireland (under the name MIDON(R)) and in Canada (under the name AMATINE(R)). PROAMATINE is also in Phase II trials for stress urinary incontinence. No assurance can be given that sales of PROAMATINE will be significant to the Company. See "Risk Factors--Risks of New Product Development; Government Regulation" and "Recent Developments-NDAs."

          The Company has another NDA pending with the FDA for AGRELIN, a drug used to treat thrombocythemia, a condition of excessive platelet production.
The NDA for AGRELIN was officially accepted for filing by the FDA, effective January 29, 1996. The application remains under review by the FDA, and the Company continues to provide the FDA with additional information when requested. No assurance can be given that this NDA will be approved. See "Recent Developments--NDAs."

          The Company has five additional late-stage development drugs, including MAXIVENT(R), in Phase III trials for asthma; SOMAGARD(R), in Phase III trials for central precocious puberty and prostate cancer, and in a Phase II stage of development for endometriosis; DIRAME, in Phase III trials for pain management; RADINYL, in Phase III trials as a radiosensitizer; and STANATE/TM/, in Phase II/III trials for neonatal jaundice. Of these late-stage development products, the Company has obtained approval to sell SOMAGARD for the treatment of central precocious puberty in the United Kingdom and for the treatment of prostate cancer in Ireland. To date, none of the pharmaceutical products under development, except for PROAMATINE, has been approved for sale in the United States and no assurance can be given that any such approval will be obtained. The Company expects to file NDAs for each of MAXIVENT and SOMAGARD with the FDA in 1997.

          The Company has created a marketing infrastructure and sales force now numbering in excess of 150 persons, which is capable of marketing its products to broad-based and specialized physicians, managed health care organizations and large retail and mass merchandise operations. The Company also uses contract sales representatives to assist in its sales efforts. The Company engages contractors, primarily large pharmaceutical companies, to manufacture its products.

          The Company seeks to develop its products for commercialization in the United States and other countries with attractive sales potential for such products. The Company has entered new markets by establishing foreign sales and marketing operations as well as by entering into license, distribution and co-marketing agreements with partners who have established capabilities in target markets. In order to develop and market its products in such foreign markets, the Company has established operations in the United Kingdom through its wholly-owned subsidiary, Monmouth Pharmaceuticals, Ltd., and in Canada through its wholly-owned subsidiary, Roberts Pharmaceutical Canada, Inc.

          The Company has marketed and sold certain over-the-counter nonprescription pharmaceuticals and engaged in certain other diversified, nonpharmaceutical business activities, such as providing home and outpatient medical care and selling medical products to industrial companies ("Homecare") and conducting clinical research for other pharmaceutical companies with respect to the safety and efficacy of their products ("Contract Clinical Research"). While the sale of nonprescription pharmaceuticals and the activities of the Homecare and Contract Clinical Research operations have provided the Company with diversification, the Company has determined that a continuation of this diversity of operations is inconsistent with its principal business objective of licensing, acquiring, developing, marketing and selling prescription pharmaceutical products.

          In August 1995, the Company announced its decision to divest and seek purchasers for certain nonprescription pharmaceuticals, certain nonperforming prescription pharmaceuticals and its Homecare operations. In connection therewith, the Company sold its NUCOFED(R) and QUIBRON(R) lines of pharmaceutical products in October 1996. See "Recent Developments--Divestiture of Non-Core Businesses." In March 1996, the Company announced its decision to discontinue and divest its Contract Clinical Research operations conducted by the

Company's wholly owned subsidiary, VRG International, Inc. ("VRG"). See "Recent Developments--Divestiture of Non-Core Businesses."

                              RECENT DEVELOPMENTS

PRIVATE PLACEMENTS

          GENERAL. In July and August 1996, the Company received aggregate net proceeds of approximately $108 million (after cash fees to the placement agent and estimated transaction expenses ) from the issuance of shares of Common Stock and Convertible Preferred Stock in certain private placements (the "Private Placements"). The Company intends to use the proceeds from the Private Placements primarily for potential acquisitions of new products; continued development of existing pipeline products; repayment of debt incurred in connection with prior product acquisitions; and capital expenditures.

          The placement agent for the Private Placements was Cappello & Laffer Capital Corp. (the "Placement Agent"). In consideration for placing such securities, the Placement Agent received aggregate cash compensation of 5% of the gross proceeds received by the Company and the reimbursement of certain expenses. Further, the Company also issued to certain designees of the Placement Agent Common Stock Warrants to acquire an aggregate of 15,000 shares of Common Stock for a purchase price of $16.65 per share which warrants expire in July 1999 and Convertible Preferred Stock Warrants to acquire 420,000 shares of Convertible Preferred Stock for a purchase price of $25 per share which warrants expire in August 1998.

          A description of each of the Private Placement transactions is set forth below.

          COMMON STOCK PLACEMENT. Pursuant to the terms of the several Stock Purchase Agreements, each dated as of July 17, 1996 (collectively, the "Common Stock Agreement"), the Company issued and sold in a private placement to certain investment funds 600,000 shares of Common Stock at an issue price of $16.65 per share (the "Common Stock Purchase Price") resulting in aggregate gross proceeds to the Company of $9,990,000 (the "Common Stock Placement"). The last reported sales price of the Common Stock on the Nasdaq National Market on July 17, 1996 was $16.75 per share.

          Subject to certain exceptions, if, during the six-month period following the closing of the Common Stock Placement, the Company sells any shares of Common Stock (or any securities pursuant to which the Company may be obligated to issue Common Stock) for an issue price lower than the Common Stock Purchase Price, the purchase price per share of the Common Stock issued in connection with the Common Stock Placement shall be adjusted downward to equal such lower issue price. Any such adjustment would be effected by issuing additional shares of Common Stock to the holders who purchased in the Common Stock Placement unless the total number of shares of Common Stock held by an investor who purchased shares in the Common Stock Placement would exceed 4.99% of the total outstanding stock of the Company, in which case, the adjustment would be paid in cash. If there is any capital adjustment affecting the Common Stock of the Company, including, without limitation, a stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation, the Common Stock purchase price shall be adjusted as if any such capital adjustment had occurred immediately prior to July 23, 1996 (the closing date of the Common Stock Placement). No adjustment will be required in the event of sales of shares of Common Stock by the Company
(i) upon the conversion or exercise of any convertible securities, options or warrants outstanding on the date of the Common Stock Agreement, (ii) pursuant to the provisions of shareholder approved employee benefit or incentive plans (previously adopted or adopted in the future), (iii) to an entity which is a strategic investor in the Company or an investor which is in a related industry, as opposed to a financial investor, (iv) to the owners of another entity acquired by the Company, or (v) upon the conversion of the Convertible Preferred Stock or the issuance of Convertible Preferred Stock upon the exercise of the Convertible Preferred Stock Warrants or as dividends on the Convertible Preferred Stock. As of the date of this Prospectus, no adjustment has been made in the Common Stock Purchase Price and no event has occurred which would require such adjustment. Whether or not any adjustment will be necessary in the future will depend upon factors which cannot be predicted by the Company at this time including, among others, the future market price of the Common Stock.

          Pursuant to the terms of the Common Stock Agreement, the Company agreed to register for resale under the Securities Act (i) the shares of Common Stock issued in connection with the Common Stock Placement (including any shares issued upon any future adjustment of the Common Stock Purchase Price), (ii) the shares of Common Stock issuable upon exercise of the Common Stock Warrants and
(iii) any shares of Common Stock or other securities of the Company or any successor corporation issued as, or issuable upon the conversion or exercise of any warrant, right or other security issued as, a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares of Common Stock issued in the Common Stock Placement. An estimate of the number of all such shares have been registered pursuant to the Registration Statement of which this Prospectus forms a part.

          PREFERRED STOCK PLACEMENT. Pursuant to the terms of the several Preferred Stock Investment Agreements, each dated as of August 29, 1996 (collectively, the "Preferred Stock Agreement"), the Company issued and sold in a private placement to certain accredited investors for $25 per share an aggregate of 4,200,000 shares of a newly-established series of the Company's Class B Preferred Stock, designated as 5% Convertible Preferred Stock, resulting in gross aggregate proceeds to the Company of $105 million (the "Preferred Stock Placement"). Prior to this issuance, the Company had no shares of preferred stock outstanding. The last reported sales price of the Common Stock on the Nasdaq National Market on August 29, 1996 was $18.50 per share.

          As required by the rules of the National Association of Securities Dealers, Inc. (the "NASD") and pursuant to the terms of the Preferred Stock Agreement, the Company sought shareholder approval of the issuance of the full number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock at a meeting of its shareholders held on November [6], 1996. At such meeting, the Company's shareholders approved (i) the issuance of the full number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and (ii) an amendment to the Company's Certificate of Incorporation which increased the number of authorized shares of Common Stock from 50,000,000 shares to 100,000,000 shares.

          As more particularly described in this Prospectus under the caption "Description of Securities--Class B Preferred Stock; Description of Convertible Preferred Stock," the Convertible Preferred Stock has a liquidation preference of $25 per share (plus accrued and unpaid dividends thereon), is generally non-voting and is entitled to receive dividends quarterly at the rate of $1.25 per share per annum, which dividends may be paid in cash or, after November 27, 1996 at the option of the Company and subject to certain conditions, in shares of Convertible Preferred Stock. The Convertible Preferred Stock is convertible into Common Stock in accordance with the terms of the Certificate of Amendment to the Company's Certificate of Incorporation filed with the Office of the Secretary of State, State of New Jersey on August 29, 1996 (the "Certificate of Amendment") which established the Convertible Preferred Stock and the rights, designations and preferences thereof. The number of shares of Common Stock into which each share of Convertible Preferred Stock is convertible depends, in part, upon the Conversion Price in effect at the time of the conversion. Under the terms of the Certificate of Amendment, the Conversion Price is equal to 90% of the lowest trade price of the Common Stock as reported by the Nasdaq National Market during a specified period of trading days and, accordingly, the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock will vary inversely with the market price of the Common Stock. As a result, it is not possible to determine at this time the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock. See "Risk Factors--Effects of Conversion of Convertible Preferred Stock" and "Description of Securities--Class B Preferred Stock; Description of Convertible Preferred Stock."

          The Preferred Stock Agreement requires the Company to register the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock (including shares of Common Stock issuable upon the conversion of shares of Convertible Preferred Stock that are issuable upon the exercise of the Convertible Preferred Stock Warrants and issuable as dividends, in lieu of cash, on the Convertible Preferred Stock) for resale under the Securities Act. An estimate of the number of all such shares have been registered pursuant to this Registration Statement. Any suspension of the effectiveness of the Registration Statement during 1996 or 1997 will require that the Company pay to each purchaser of the Convertible Preferred Stock, 3% of the total purchase price of the Convertible Preferred Stock (or Common Stock issuable upon conversion of the Convertible Preferred Stock, which purchase price will be based on the purchase price of the shares of Convertible Preferred Stock which were converted into such shares of Common Stock) then held by such purchasers, (i) in cash, or (ii) at the Company's option, in additional shares of Convertible Preferred Stock (valued at $25 per share plus any accrued but unpaid dividends), for each 30 day period that the effectiveness of the Registration Statement is suspended (prorated for any shorter period); provided, however, that no such penalty will be imposed in 1997 (a) for the initial 30 days of such suspension, and unless
(b) the aggregate period of suspensions in such year exceeds 30 days.

          Each purchaser of the Convertible Preferred Stock has agreed that following the conversion of the Convertible Preferred Stock into Common Stock, such purchaser will not on any trading day offer or sell publicly on a net basis more than the following number of shares: the greatest of (i) 20% of the average trading volume for the Common Stock for the five consecutive trading days immediately preceding such date as reported by the Nasdaq National Market, (ii) 20,000 shares, and (iii) 10% of the trading volume for the Common Stock on such date.

          The Company has agreed that except in a business combination, or under existing employee stock incentive or purchase plans, the Company will not effect any public sale or distribution of Common Stock or any securities exercisable for or convertible into Common Stock during the 14 days prior to, and during the 90 days immediately following the effective date of the Registration Statement; provided, however, that the Company may effect such public sale or distribution during the 90 days immediately following the effective date of the Registration Statement if such sale or distribution of securities is at a price equal to or greater than 120% of the "Conversion Cap," as such term is defined in the section of this Prospectus captioned "Description of Securities--Class B Preferred Stock; Description of Convertible Preferred Stock."

NDAs

          In September 1996, the FDA approved the Company's NDA for PROAMATINE and cleared PROAMATINE for marketing in the United States for the treatment of symptomatic orthostatic hypotension. The Company is preparing for the commencement of marketing and sales activities with respect to PROAMATINE which it expects to commence by the end of 1996. The FDA approved PROAMATINE pursuant to its accelerated approval process for new drugs for serious or life threatening illnesses. The Company developed PROAMATINE to fill the U.S. therapeutic void in the treatment of orthostatic hypotension. No other studies are required prior to commercialization of PROAMATINE, although the Company is required to conduct post-approval and post-launch (Phase IV) studies of PROAMATINE with regard to certain specific symptoms of orthostatic hypotension.

          The Company received notice from the FDA that the Company's NDA for AGRELIN was officially accepted for filing, effective January 29, 1996. The application remains under FDA review and the Company is continuing to provide additional information as requested by the FDA. The Company has filed several process patents with the U.S. Patent and Trademark office for improved methods for the chemical synthesis of anagrelide, the active ingredient in AGRELIN. The patent applications were also submitted in certain international markets, including Europe, Canada and Japan. There can be no assurance that such patents will be approved.

DIVESTITURE OF NON-CORE BUSINESSES

          In recent years, the Company has (i) acquired, marketed and sold certain nonprescription pharmaceuticals; (ii) through its Homecare subsidiaries, provided home and outpatient medical care, distributed prescription injectable and biotechnology pharmaceutical products for physician office use, and marketed and sold medical products to industrial companies; and (iii) through VRG, conducted Contract Clinical Research activities for pharmaceutical companies with respect to the safety and efficacy of their products. While sales of nonprescription pharmaceutical products and the operations of the nonpharmaceutical businesses provided the Company with diversification in its business operations, the Company has determined that a continuation of this diversity of operations is inconsistent with its principal objective of licensing, acquiring, developing, marketing and selling prescription pharmaceutical products and moving the Company's late-stage development drugs through the Company's research and development pipeline.

          In August 1995, the Company announced its decision to discontinue and divest the majority of its nonprescription pharmaceuticals, certain nonperforming prescription pharmaceuticals and the operations of its Homecare subsidiaries. In March 1996,

Appointment of Director

        On October 7, 1996, the Company announced that its Board of Directors had appointed Dr. Zola P. Horovitz, age 62, as a Director of the Company to fill the vacancy created by the death in August 1996 of W. Robert Fowler. Dr. Horovitz has over 35 years of experience in the pharmaceutical industry and served as Vice President of Business Development and Planning for Bristol-Myers Squibb from 1991 until his retirement in 1994. Prior thereto he held numerous positions, including Vice President of Licensing for Bristol-Myers Squibb from 1990 to 1991 and Vice President of Research Planning & Scientific Liason for The Squibb Institute for Medical Research from 1985 to 1989.

the Company announced its intention to discontinue and divest the Company's Contract Clinical Research business operations. The Company has already sold many of the assets of Homecare's medical products division and is continuing the process of reviewing divestment opportunities and is actively soliciting offers for the assets of the remaining Homecare businesses. The Company expects the divestiture of the Homecare business to be completed by the end of 1996. The Company sold its NUCOFED and QUIBRON lines of pharmaceutical products in October 1996; however, no assurance can be given that the Company will reach a definitive agreement with respect to the sale of the other discontinued pharmaceutical products.

                                  USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. The shares of Common Stock being offered hereby by the Selling Shareholders have been acquired in connection with, or will be acquired upon the conversion of the shares of Convertible Preferred Stock and the exercise of the Common Stock Warrants which have been acquired in connection with, the Private Placements pursuant to which the Company received net proceeds of approximately $108 million.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock to be offered hereby as of October 1, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby, by the Selling Shareholders. The information included in this table concerning the Selling Shareholders who may offer Common Stock hereunder from time to time is based on information provided to the Company by such shareholders, except for the assumed conversion ratio of shares of Convertible Preferred Stock into shares of Common Stock which is based solely on the assumptions discussed or referenced in footnote (1) to this table. Information concerning such Selling Shareholders may change from time to time and any changes of which the Company is advised will be set forth in a Prospectus Supplement to the extent required.


                                              Beneficial Ownership       Number of Shares      Beneficial Ownership
                                              of Common Stock            of Common Stock       of Common Stock
Name of Selling Shareholders                  Prior to Offering (1)      Being Offered         After Offering (1)
----------------------------                  ---------------------      ----------------      ------------------
                                              Number of    Percent                          Number of    Percent of
                                               Shares      of Class                           Shares        Class
                                              ---------    --------                         ---------    ----------
DFA Group Trust - 6-7-8 Subtrust(2)..           26,000         (3)            26,000           -0-            -0-
DFA Group Trust - Small Cap Value
 Subtrust(2).........................          268,300        1.4%           268,300           -0-            -0-
DFA Group Trust - 6-10 Subtrust(2)...           98,300         (3)            98,300           -0-            -0-
U.S. Small Cap Value Series(2).......          203,700        1.1%           203,700           -0-            -0-
U.S. 6-10 Small Company Series(2)....            3,700         (3)             3,700           -0-            -0-
AG Super Fund International
 Partners, L.P.......................           69,248         (3)            69,248           -0-            -0-
Raphael, L.P.........................           57,028         (3)            57,028           -0-            -0-
SIL Nominees Ltd.....................          264,771        1.4%           264,771           -0-            -0-
Loretta Hirsh Shine..................            6,517         (3)             6,517           -0-            -0-
Lisa G. Shine........................            1,629         (3)             1,629           -0-            -0-
Otato Limited Partnership............           40,734         (3)            40,734           -0-            -0-
ProFutures Special Equities
 Fund, L.P...........................           57,028         (3)            57,028           -0-            -0-
Olympus Securities, Ltd..............          162,936         (3)           162,936           -0-            -0-
John J. Pujol........................            4,073         (3)             4,073           -0-            -0-
Richmont Value Partners, L.P.........           20,367         (3)            20,367           -0-            -0-
Ailouros Ltd.........................           16,294         (3)            16,294           -0-            -0-
Alfred Partners, L.P.................           40,734         (3)            40,734           -0-            -0-
Alfred Partners, LLC.................           48,881         (3)            48,881           -0-            -0-
Kayne Anderson Non-Traditional
 Investments, L.P....................          162,936         (3)           162,936           -0-            -0-
Foremost Insurance Company...........           81,468         (3)            81,468           -0-            -0-
Arbco Associates, L.P................          162,936         (3)           162,936           -0-            -0-
Offense Group Associates, LP.........          162,936         (3)           162,936           -0-            -0-
Strome Partners, L.P.................          305,505        1.6%           305,505           -0-            -0-
Strome Offshore Limited..............          305,505        1.6%           305,505           -0-            -0-
Strome Susskind Hedgecap Fund, L.P...          458,257        2.3%           458,257           -0-            -0-
Strome Hedgecap Limited..............          152,752         (3)           152,752           -0-            -0-
Anvil Investment Partners, L.P.......           81,468         (3)            81,468           -0-            -0-
Lawrence K. Fleischman...............          256,608  (4)   1.3%           256,608           -0-            -0-
Trust Company of America FBO PAC.....           48,881         (3)            48,881           -0-            -0-
Fayerweather Associates..............           16,294         (3)            16,294           -0-            -0-
Doerge-Deere Park, L.P...............           20,367         (3)            20,367           -0-            -0-
Deere Park Partners, L.P.............           61,101         (3)            61,101           -0-            -0-
Robert A. Davidow and Diana
 R. Davidow, JTWROS..................           40,734         (3)            40,734           -0-            -0-
Chap-Cap Partners, L.P...............           40,737         (3)            40,734           -0-            -0-
Gerard K. Cappello...................          254,728  (4)   1.3%           254,728           -0-            -0-
Linda S. Cappello....................          398,388  (4)     2%           398,388           -0-            -0-
Chestnut Pacific Fund................           25,157         (3)            25,157           -0-            -0-
The & Trust..........................           11,634         (3)            11,634           -0-            -0-
Standard Global Equity
 Partners L.P........................           63,162         (3)            63,162           -0-            -0-



                                              Beneficial Ownership       Number of Shares      Beneficial Ownership
                                              of Common Stock            of Common Stock       of Common Stock
Name of Selling Shareholders                  Prior to Offering (1)      Being Offered         After Offering (1)
----------------------------                  ---------------------      ----------------      ------------------
                                              Number of    Percent                          Number of    Percent of
                                               Shares      of Class                           Shares        Class
                                              ---------    --------                         ---------    ----------


The Common Fund......................           16,326         (3)            16,326             -0-          -0-
Scorpion Offshore Investment Fund....          186,488         (3)           186,488             -0-          -0-
Standard Pacific Capital
 Offshore Fund, Ltd..................           18,624         (3)            18,624             -0-          -0-
Banque Scandinave en Suisse..........          407,339        2.1%           407,339             -0-          -0-
Metropolis Partners, L.P.............          134,422         (3)           134,422             -0-          -0-
Weyburn Overseas Ltd.................          162,936         (3)           162,936             -0-          -0-
Goodland International
 Investments Ltd.....................          651,743        3.3%           651,743             -0-          -0-
Richard Friedman.....................           20,367         (3)            20,367             -0-          -0-
Fortune Fund-Seeker..................          122,202         (3)           122,202             -0-          -0-
Lake Management LDC..................          175,971         (3)           175,971             -0-          -0-
Irvin Kessler........................           24,440         (3)            24,440             -0-          -0-
JMG Capital Partners L.P.............           61,101         (3)            61,101             -0-          -0-
Efraim Gildor........................           19,552         (3)            19,552             -0-          -0-
KA Trading L.P.......................           24,440         (3)            24,440             -0-          -0-
Leonardo, L.P........................          350,312        1.8%           350,312             -0-          -0-
Gam Arbitrage Investments, Inc.......           93,688         (3)            93,688             -0-          -0-
NY-DBL Diamond Group.................           16,294         (3)            16,294             -0-          -0-
Edmond O'Donnell.....................            8,147         (3)             8,147             -0-          -0-
LICAP Partners.......................           40,734         (3)            40,734             -0-          -0-
Grove Limited Partnership............            4,073         (3)             4,073             -0-          -0-
Stanley A. Kaplan....................            4,073         (3)             4,073             -0-          -0-
Och-Ziff Capital Management, L.P.....          407,339        2.1%           407,339             -0-          -0-
Theodore Meisel......................           10,183         (3)            10,183             -0-          -0-
Barry Meisel.........................            2,037         (3)             2,037             -0-          -0-
Gotham Capital III, L.P..............          108,352         (3)           108,352             -0-          -0-
Gotham Capital IV, L.P...............           34,217         (3)            34,217             -0-          -0-
Newberg Family Trust
 UTD Dated 12/18/90..................           57,028         (3)            57,028             -0-          -0-
Nelson Partners......................          244,404        1.3%           244,404             -0-          -0-
Daniel S. Martin.....................            4,481         (3)             4,481             -0-          -0-
Jeffrey Markowitz....................           12,220         (3)            12,220             -0-          -0-
Andrew M. Kaplan.....................            4,888         (3)             4,888             -0-          -0-
Lawrence Kaplan......................            8,147         (3)             8,147             -0-          -0-
Charles B. Krusen....................           16,294         (3)            16,294             -0-          -0-
Morgan and Morgan Trust Corp.........           81,468         (3)            81,468             -0-          -0-
Silverton International Fund
 Limited.............................          407,339        2.1%           407,339             -0-          -0-
Overlook Performance Fund............          364,404  (5)   1.9%           244,404             120,000      (3)
Q Investments, L.P...................          746,605  (6)   3.7%           366,605             380,000      1.3%
Crisostomo B. Garcia Trust...........           40,734         (3)            40,734             -0-          -0-
Seafair Investments Ltd..............           40,734         (3)            40,734             -0-          -0-
BT Holdings..........................          244,404        1.3%           244,404             -0-          -0-
Wessel Corporation N.V...............           56,009         (3)            56,009             -0-          -0-
Andromeda Corporation N.V............           56,009         (3)            56,009             -0-          -0-
Chesham Associates Limited...........          162,936         (3)           162,936             -0-          -0-
Rimata Corporation N.V...............           56,009         (3)            56,009             -0-          -0-
Stonehouse Investments N.V...........           56,009         (3)            56,009             -0-          -0-
Canadian Imperial Bank of Commerce...          244,404        1.3%           244,404             -0-          -0-
A.B. Laffer, V.A. Canto Associates...           12,828  (4)    (3)            12,828             -0-          -0-

(1) Except as otherwise indicated, to the knowledge of the Company, all securities are held beneficially and of record and all persons listed in this table have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law. Except as indicated in footnotes (2), (4), (5) and (6), such beneficial ownership represents an estimate of the number of shares of Common Stock issuable upon the conversion of shares of Convertible Preferred Stock beneficially owned by such person and an estimate of the number of shares of Convertible Preferred Stock which may be issued, in lieu of cash, as dividends in respect of the outstanding shares of Convertible Preferred Stock, assuming (a) a conversion ratio which is determined by dividing (i) the Liquidation Preference per share of Convertible Preferred Stock of $25 by (ii) the Conversion Price of $13.50 per share, which represents an amount equal to 90% of the lowest reported sale price of $15 per share of Common Stock reported on the Nasdaq National Market since January 1, 1994, (b) all shares of Convertible Preferred Stock issued or issuable were to be held until automatically converted into shares of Common Stock on August 29, 1998, (c) all dividends payable on the Convertible Preferred Stock on each of the quarterly dividend payment dates subsequent to November 27, 1996 were to be paid in shares of Convertible Preferred Stock valued at $25 per share, and (d) each of the Convertible Preferred Stock Warrants was exercised as of the date of issuance. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially less or more than the estimated number of shares indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, the market prices of the Common Stock prevailing on or about the actual dates of conversion and whether, or to what extent, dividends are paid in shares of Convertible Preferred Stock. See "Risk Factors--Effects of Conversion of Convertible Preferred Stock" and "Description of Securities--Class B Preferred Stock; Description of Covertible Preferred Stock."
(2) Represents beneficial ownership of shares of Common Stock issued in the Common Stock Placement. The number of shares of Common Stock issued in connection with the Common Stock Placement is subject to adjustment under certain circumstances. See "Risk Factors--Effects of Conversion of Convertible Preferred Stock" and "Recent Developments--Private Placements; Common Stock Placement."
(3) Shares of Common Stock beneficially owned do not exceed 1% of the Company's outstanding shares of Common Stock.
(4) Represents an estimate of the number of shares of Common Stock issuable upon (i) the exercise of the Common Stock Warrants, and (ii) the conversion of the Covertible Preferred Stock that is issuable upon the exercise of the Convertible Preferred Stock Warrants and as dividends on the Convertible Preferred Stock in lieu of cash. See footnote (1) above for the determination of the conversion ratio for the Convertible Preferred Stock and the other assumptions used in making such estimate. The shares subject to the Common Stock Warrants issued in connection with the Common Stock Placement are subject to adjustment under certain circumstances. See "Risk Factors--Effects of Conversion of Convertible Preferred Stock" and "Recent Developments--Private Placements; Common Stock Placement."
(5) Includes 120,000 shares of Common Stock acquired before the consummation of the Private Placements.
(6) Includes 380,000 shares of Common Stock acquired before the consummation of the Private Placements.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders have advised the Company that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Shareholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any stock exchange, in the Nasdaq National Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Shareholder or by agreement between the Selling Shareholder and underwriters, brokers, dealers, or agents, or purchasers. If the Selling Shareholders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Shareholders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     The Company will not receive any proceeds from the sale of the shares of Common Stock being offered by the Selling Shareholders. The Company has agreed to bear all expenses incident to the registration, offering and sale of the Common Stock to the public by the Selling Shareholders hereunder other than commissions and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the Selling Shareholders and their officers, directors, employees, agents, partners and controlling persons against certain liabilities, including liabilities under the Securities Act, arising out of or incident to registration of the Common Stock. The Company estimates that the expenses of the offering to be borne by it will be approximately $200,000.

     The Company has informed the Selling Shareholders that the anti-manipulation provisions of Rules 10b-6 and 10b-7 under the Exchange Act may apply to purchases and sales of the Common Stock by the Selling Shareholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock. The Company has also advised the Selling Shareholders that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information as required.


                           DESCRIPTION OF SECURITIES

     The Company's Certificate of Incorporation authorizes the issuance of 110,000,000 shares of capital stock, of which 100,000,000 shares are designated as Common Stock, par value $.01 per share, and 10,000,000 shares are designated as Class B Preferred Stock, par value $.10 per share, of which 5,500,000 shares have been designated as shares of 5% Convertible Preferred Stock.

COMMON STOCK

     Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the shareholders. Since the Common Stock does not have cumulative voting rights, it is possible that holders of more than 50% of the outstanding shares could elect all of the directors and holders of the remaining shares could not elect any directors. The shares are not subject to redemption and, except as described below, there are no preemptive rights. All shares of Common Stock currently issued and outstanding, and which shall be issued and outstanding upon completion of this offering, will be fully paid and non-assessable. Holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, and if, declared by the Board of Directors of the Company. The Company has not paid any cash dividends on its Common Stock and the payment of cash dividends on the Common Stock is unlikely for the foreseeable future. See "Risk Factors--No Common Stock Dividends."
Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share pro rata in any distribution to the holders of Common Stock; provided, that, in the event of any liquidation, dissolution or winding up of the Company, holders of the Convertible Preferred Stock are entitled to receive an amount equal to the Liquidation Preference prior and in preference to any distribution to holders of Common Stock. See "Class B Preferred Stock--Description of Convertible Stock."

     A holder of any shares of capital stock of the Company may be granted preemptive rights to subscribe to or purchase any issuance of capital stock of the Company only to the extent that, and on the terms and conditions upon which, the Company's Board of Directors expressly grants such rights in a written agreement between such holder and the Company. Except for an agreement granting preemptive rights to Yamanouchi under certain circumstances and an agreement entitling investors in the Common Stock Placement to receive an adjustment of the purchase price of their shares through the issuance of additional shares of Common Stock, no such agreements are currently in effect. Yamanouchi did not exercise its preemptive rights in connection with the Private Placement Transactions. See "Risk Factors--Agreements with Significant Shareholder" and "Recent Development--Private Placements; Common Stock Placement."

     As of October 1, 1996, there were 19,207,402 shares of Common Stock outstanding and 931 record holders of such shares of the Company's Common Stock.

CLASS B PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue shares of Class B Preferred Stock in series and to fix the number of shares in each series; the designations, powers, preferences and relative, participating, optional or other special rights of and the qualifications, limitations and restrictions on the shares in such series. The Board of Directors of the Company has designated 5,500,000 shares of Class B Preferred Stock as "5% Convertible Preferred Stock."

DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

     As of October 4 1996, there were 4,200,000 shares of Convertible Preferred Stock outstanding and 80 record holders of such Convertible Preferred Stock. The description of the Convertible Preferred Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Certificate of Amendment to the Company's Certificate of Incorporation which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part and is available as set forth in this Prospectus under the caption "Available Information."

     DIVIDENDS. The holders of the Convertible Preferred Stock shall be entitled to receive out of any assets legally available therefor cumulative dividends at the rate of $1.25 per share per annum, payable quarterly on March 31, June 30, September 30 and December 31 of each year, when and as declared by the Board of Directors, in preference and priority to any payment of any dividend on the Common Stock or any other class or series of stock of the Company. Such dividends shall accrue on any given share from the day of original issuance of such share and shall accrue from day to day whether or not earned or declared. If at any time dividends on the outstanding Convertible Preferred Stock at the rate set forth above shall not have been paid or declared and set apart for payment with respect to all preceding periods, the amount of the deficiency shall be fully paid or declared and set apart for payment, but without interest, before any distribution, whether by way of dividend or otherwise, shall be declared or paid upon or set apart for the shares of any other class or series of stock of the Company.

     Any dividend payable on a dividend payment date occurring after November 27, 1996 may be paid, at the option of the Company, either (i) in cash or (ii) in shares of Convertible Preferred Stock valued at $25 per share if the Common Stock issuable upon conversion of such shares has been registered for resale under the Securities Act and the registration statement, including a current prospectus with respect thereto, remains in effect at the date of delivery of such shares, and if the Company shall have given written notice of its intention to pay such dividend in stock to all holders of the Convertible Preferred Stock at least 10 days before the record date for such dividend. No holder that is a bank holding company or subsidiary thereof shall be required to accept Convertible Preferred Stock in lieu of cash in payment of a dividend unless after giving effect thereto the provisions of the Certificate of Amendment would permit one share of Convertible Preferred Stock to be converted by such holder. Any dividend payable on a dividend payment date occurring prior to November 27, 1996 must be paid in cash.

     LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of any other class or series of shares, the amount of $25 per share plus any accrued but unpaid dividends (the "Liquidation Preference").

     A consolidation or merger of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, shall, at the option of the holders of the Convertible Preferred Stock, be deemed a liquidation, dissolution or winding up entitling the holders of the Convertible Preferred Stock to receive their Liquidation Preference if the shares of stock of the Company outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or of the acquiror of the Company's assets in the case of a sale of assets). Such option may be exercised by the vote or written consent of holders of a majority of the Convertible Preferred Stock at any time within thirty calendar days after written notice (which shall be given promptly) of the essential terms of such transaction shall have been given to the holders of the Convertible Preferred Stock in the manner provided by law for the giving of notice of meetings of shareholders.

     FORCED CONVERSION. The Company at its option may cause all outstanding shares of the Convertible Preferred Stock to be converted into Common Stock at any time beginning on August 29, 1997, on at least 20 days' notice, at a conversion price determined as described below under the caption "Determination of Conversion Price" (the "Conversion Price") as of the date specified in such notice (the "Conversion Date") and otherwise on the terms set forth in the Certificate of Amendment; provided, that the Company may not exercise such right of conversion unless (i) the closing price (last trade price) of the Common Stock as reported by the Nasdaq National Market for the 20 consecutive trading days prior to the date the "Conversion Notice" as defined below is mailed has not on any day been less than 120% of the "Conversion Cap" (as defined below) (subject to adjustment for stock dividends, stock splits and reverse stock splits), and (ii) the shares issuable upon conversion of the Convertible Preferred Stock are registered for resale by an effective registration statement under the Securities Act which became effective not later than November 27, 1997, and a current prospectus meeting the requirements of Section 10 of the Securities Act is available for delivery at the Conversion Date (the "Registration Condition").

     At least 20 days prior to the Conversion Date, written notice (the "Conversion Notice") shall be mailed, first class postage prepaid, by the Company to each holder of record of the Convertible Preferred Stock, at the address last shown on the records of the

Company for such holder, notifying such holder of the conversion which is to be effected, specifying the Conversion Date and calling upon each such holder to surrender to the Company, in the manner and at the place designated, a certificate or certificates representing the number of shares of Convertible Preferred Stock held by such holder. On or after the Conversion Date, each holder of Convertible Preferred Stock shall surrender to the Company the certificate or certificates representing the shares of Convertible Preferred Stock owned by such holder as of the Conversion Date, in the manner and at the place designated in the Conversion Notice, and thereupon the shares issuable upon such conversion shall be delivered as provided in the Certificate of Amendment.

     If at the Conversion Date the Registration Condition shall not be satisfied, then no shares shall be converted and the Conversion Notice shall be deemed to be withdrawn. In such event, any certificates for Convertible Preferred Stock which have been surrendered for conversion shall be returned to the persons surrendering the same; provided, however, that if a holder shall have received shares of Common Stock upon conversion of Convertible Preferred Stock after the Conversion Notice was given but before the Conversion Date, such holder may elect either to retain such Common Stock or rescind such conversion by tendering such shares of Common Stock to the Company.

     On August 29, 1998, all then outstanding shares of Convertible Preferred Stock shall be automatically converted into Common Stock at the Conversion Price and otherwise pursuant to the applicable provisions of the Certificate of Amendment described below under the caption "Optional Conversion".

     OPTIONAL CONVERSION. At any time until August 29, 1998, at the option of a holder of Convertible Preferred Stock, each share of Convertible Preferred Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (x) the Liquidation Preference of the Convertible Preferred Stock on the date the notice of conversion is given by the holder (such date is also referred to herein as the "Conversion Date"), by (y) the Conversion Price in effect on the Conversion Date.

     DETERMINATION OF CONVERSION PRICE. Subject to the "Conversion Cap" described below, the Conversion Price shall be 90% of the lowest reported sale price of the Common Stock as reported by the Nasdaq National Market during a specified period of consecutive trading days immediately preceding the Conversion Date, which periods are set forth in the table below:

Period during which such                Period of consecutive trading
Conversion Date occurs:                 days preceding such Conversion
                                        Date:

Through the 120th day after Closing               5 days
121st to 150th day after Closing                  6 days
151st to 180th day after Closing                  7 days
181th to 210th day after Closing                  8 days
211th to 240th day after Closing                  9 days
241st to 270th day after Closing                 10 days
271st to 300th day after Closing                 11 days
301st to 330th day after Closing                 12 days
331st day after Closing or later                 13 days

          The Conversion Price shall not be greater than the Conversion Cap.
The Conversion Cap shall be calculated as follows: the mean between the closing bid price and closing ask price (as reported by the Nasdaq National Market) for each trading day during the 90-day period ending on November 27, 1996 shall be averaged; the Conversion Cap shall be equal to 115% of the resulting average.

          If during any period of consecutive trading days provided for above, the Company shall declare or pay any dividend on the Common Stock payable in Common Stock or in rights to acquire Common Stock, or shall effect a stock split or reverse stock split, or a combination, consolidation or reclassification of the Common Stock, then the Conversion Price shall be proportionately decreased or increased, as appropriate, to give effect to such event. If any such event occurs after the Conversion Cap has been determined, the Conversion Cap shall be proportionately decreased or increased, as appropriate, to give effect to such event.

          DISTRIBUTIONS. If the Company shall at any time or from time to time make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company or any of its subsidiaries other than additional shares of Common Stock, then, in each such event, provision shall be made so that the holders of Convertible Preferred Stock shall receive, upon the conversion thereof, the securities of the Company which they would have received had they been the owners on the date of such event of the number of shares of Common Stock issuable to them upon conversion.

          FRACTIONAL SHARES. No fractional shares shall be issued upon the conversion of any share or shares of Convertible Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Convertible Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors of the Company).

          REORGANIZATION OR MERGER. In case of any reorganization or any reclassification of the capital stock of the Company or any consolidation or merger of the Company with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Company to any other person, and the holders of Convertible Preferred Stock do not elect to treat such transaction as a liquidation, dissolution or winding up as described above under the caption "Liquidation Preference," then, as part of such reorganization, consolidation, merger or sale, provision shall be made so that each share of Convertible Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock deliverable upon conversion of such share of Convertible Preferred Stock would have been entitled upon the record date of (or date of, if no record date is fixed) such event and, in any case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions of the Certificate of Amendment with respect to the rights and interests thereafter of the holders of the Convertible Preferred Stock, to the end that such provisions shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of the shares of Convertible Preferred Stock.

          VOTING RIGHTS. The Company shall not undertake the following actions without the consent of the holders of a majority of the Convertible Preferred
Stock: (i) modify its Certificate of Incorporation or Bylaws so as to amend or change any of the rights, preferences or privileges of the Convertible Preferred Stock, (ii) authorize or issue any other preferred equity security senior to or on a parity with the Convertible Preferred Stock, as to dividends, liquidation preferences, conversion rights, redemption rights or other rights, preferences or privileges, or (iii) purchase or otherwise acquire for value any Common Stock or other equity security of the Company either junior or senior to or on a parity with the Convertible Preferred Stock while there exists any arrearage in the payment of cumulative dividends hereunder. Except as described in the preceding sentence or as provided by law, the Convertible Preferred Stock shall have no voting rights.

          NO ADVERSE ACTIONS. The Company may not in any manner, whether by amendment of its Certificate of Incorporation, merger, reorganization, recapitalization, consolidation, sales of assets, sale of stock, tender offer, dissolution or otherwise, take any action, or permit any action to be taken, solely or primarily for the purpose of increasing the value of any class of stock of the Company if the effect of such action is to reduce the value or security of the Convertible Preferred Stock.

          LIMITS ON CONVERSION OF CONVERTIBLE PREFERRED STOCK. Notwithstanding any right of conversion of Convertible Preferred Stock described above, no such shares of Convertible Preferred Stock originally issued by the Company to a bank holding company or an affiliate of a bank holding company shall be converted into shares of Common Stock or any other class or series of voting stock by the original holder or any direct or indirect transferee thereof if immediately after such conversion such person and its affiliates (which term includes such bank holding company, any such transferee and their respective affiliates) would own more than 4.9% of any class of voting securities of the Company, unless such shares are being distributed, disposed of or sold in any one of the following transactions: (a) an initial public offering or other widely-dispersed public distribution of the shares of the Company; (b) transfers in small amounts pursuant to Rule 144 under the Securities Act; (c) a transfer to a single purchaser (or a group acting in concert) which controls or which has negotiated the purchase of at least a majority of the Company's voting stock held by persons other than the bank holding company investor; (d) a private sale of such equity so long as no purchaser acquires more than 2% of the total equity outstanding upon conversion; or (e) such shares are being sold in any other manner permitted by the Federal Reserve Board.

          The limitations described in the preceding paragraph will not limit or affect the right of the Company to force a conversion of the Convertible Preferred Stock or an automatic conversion of the Preferred Stock in accordance with the provisions of the Certificate of Amendment. The Company has no obligation to monitor compliance with the limits described in the preceding paragraph and will have no liability for the failure of any person to comply with such limits.

WARRANTS

          In connection with the Private Placements, certain designees of the Placement Agent collectively received (i) 15,000 Common Stock Warrants which may be exercised, at a purchase price of $16.65 per share, to acquire the same number of shares of Common Stock, and (ii) 420,000 Convertible Preferred Stock Warrants which may be exercised, at a purchase price of $25 per share, to acquire the same number of shares of Convertible Preferred Stock.
(4) to the Selling Shareholders Table under the section captioned "Selling
See "Common Stock" and "Class B Preferred Stock--Description of Convertible Preferred Stock" above for a description of the rights of a holder of Common Stock and of Convertible Preferred Stock. The Common Stock Warrants expire in July 1999 and the Convertible Preferred Stock Warrants expire in August 1998. The number of Common Stock Warrants and the per share purchase price shall be adjusted, subject to certain exceptions, if, prior to January 23, 1997, the Company sells any shares of Common Stock for an issue price lower than the Common

Stock Purchase Price. The Common Stock Warrants and the Convertible Preferred Stock Warrants contain customary antidilution provisions which provide for adjustments in the event of stock splits, stock dividends and similar events. See "Recent Developments--Private Placements--Common Stock Placement."

          The Company is obliged to register the offer and sale of shares of Common Stock issuable upon exercise of the Common Stock Warrants and upon conversion of the shares of Convertible Preferred Stock that are issuable upon exercise of the Convertible Preferred Stock Warrants under the Securities Act. An estimate of the number of all such shares have been registered pursuant to the Registration Statement of which this Prospectus forms a part.

PROVISIONS OF THE CERTIFICATE OF INCORPORATION AFFECTING ACQUISITION OF THE COMPANY

          Article Five of the Company's Certificate of Incorporation provides that certain "Business Combinations" (as defined below) involving the Company may be effected only if approved by the affirmative vote of the holders of at least 66-2/3% of all votes cast by the holders of all of the then outstanding shares of the Company's capital stock entitled to vote in respect of such Business Combination, voting together without regard to class. In the absence of such a provision, the vote required by New Jersey law to effect Business Combinations is the affirmative vote of a majority of the votes cast by holders of the outstanding voting stock of the Company.

          In general, a Business Combination includes any merger or consolidation of the Company with or into any other corporation, except where shareholder approval is not required for such merger or consolidation under New Jersey law; any merger or consolidation of any other corporation with or into the Company, except where shareholder approval is not required for such merger or consolidation under New Jersey law; the sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company; the acquisition, in exchange for shares, obligations or other securities of the Company, of some or all of the shares of another corporation, or of some or all of the assets of another entity if such acquisition requires shareholder approval under New Jersey law; and the adoption of any plan or proposal for liquidation or dissolution of the Company.

          Article Five may inhibit and discourage attempts to acquire control of the Company, without negotiation with management, through the acquisition of a substantial number of shares of the Company followed by a forced merger. Such a merger may or may not be in the best interest of the Company or its shareholders.

          Article Five creates a veto power in the minority over any Business Combination. Companies with large numbers of shareholders frequently have difficulty obtaining more than an ordinary majority vote even for a proposition which is supported by management. Article Five makes it more difficult to effect a Business Combination, even if the Business Combination is advantageous and favored by the Board of Directors or a majority of the shareholders of the Company, because of the higher voting standard it imposes. If a Business Combination is opposed by a group controlling a substantial minority of the Company's voting stock, that group might have effective veto power of the Business Combination. By blocking a proposed Business Combination, management of the Company could use Article Five to perpetuate its control of the Company. As of October 1, 1996, Yamanouchi controlled the vote of approximately 26.3% of the outstanding shares of Common Stock and Dr. Vukovich controlled approximately 10.1% of the outstanding shares of Common Stock. Accordingly, Article Five may allow Yamanouchi and/or Dr. Vukovich to prevent a Business Combination not favored by it and/or him, even though favored by a majority of the shareholders of the Company and a majority of the Board of Directors.

          Article Five will not prevent a tender offer for all or part of the Company's capital stock but it may have an adverse impact on shareholders who wish to participate in any such offer. In this connection, Article Five could result in the denial or reduction to shareholders of potential premiums over market usually afforded by tender offers. The higher voting standard contained in Article Five does, however, provide some protection for shareholders who do not wish to have their investment in the Company liquidated or shifted to an organization controlled by management not originally of their choosing. Management of the Company believes that over the long-term the Company's shareholders will benefit from the provisions of Article Five because Article Five will induce a prospective acquiror of the Company to negotiate with management on an arms-length basis rather than under the volatile conditions surrounding a hostile takeover.

          In order to prevent circumvention of Article Five by further amendment, alteration or repeal of the Company's Amended and Restated Certificate of Incorporation, the Amended and Restated Certificate of Incorporation requires 66-2/3% approval of any amendment, alteration or repeal of Article Five.

          The Company's Certificate of Incorporation authorizes 10,000,000 shares of Class B Preferred Stock and authorizes the Board of Directors to issue shares of Class B Preferred Stock in one or more series with such dividend, liquidation, conversion, redemption and other rights as the Board establishes at the time. The Board of Directors has designated 5,500,000 shares of Class B Preferred Stock as 5% Convertible Preferred Stock. As of October 1, 1996, 4,200,000 shares of Convertible Preferred Stock were outstanding. Except for the outstanding shares of Convertible

Preferred Stock, there are currently no shares of Class B Preferred Stock outstanding.

          The Board of Directors, without shareholder approval, unless otherwise required by any applicable agreement with or the rules of any exchange or market on which the Company's securities are traded, can issue Class B Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of holders of Common Stock. Class B Preferred Stock could be issued in one or more series with such voting, conversion and other rights as would discourage possible acquirors of the Company from making a tender offer or other attempt to gain control of the Company, even if such transaction were generally favorable to the Company's shareholders. See "Risk Factors--Possible Issuance of Preferred Stock without Shareholder Approval." In the event of a proposed merger, tender offer or other attempt to gain control of the Company which the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of Class B Preferred Stock with rights and preferences which could impede the completion of such a transaction. The Board of Directors could authorize holders of the Class B Preferred Stock to vote, either separately as a class or with the holders of Common Stock, on any merger, sale or exchange of assets by the Company or other extraordinary corporate transaction. Class B Preferred Stock could be privately placed with purchasers who might ally themselves with the Board of Directors in opposing a hostile takeover bid. Accordingly, a possible effect of the authorization of the Class B Preferred Stock may be to discourage possible acquirors from making a tender offer or other attempt to gain control of the Company with a view to imposing a merger or sale of all or any part of the Company's assets, even though a majority of shareholders may deem such acquisition attempts to be desirable. In connection with the foregoing, it is also noted that certain companies have recently distributed preferred stock or warrants to acquire preferred or common stock to the holders of their common stock in an effort to discourage or defeat certain hostile tender offers. To the extent that it impedes any such takeover attempts, the Class B Preferred Stock may serve to perpetuate management.

          Pursuant to the terms of the Certificate of Amendment which established the Covertible Preferred Stock and the rights thereof, the holders of the Convertible Preferred Stock may, by majority vote, elect to treat a merger or consolidation of the Company with or into any other corporation, or a sale of all or substantially all of the assets of the Company, as a liquidation, dissolution or winding up of the Company, and receive their Liquidation Preference if the shares of stock of the Company outstanding immediately prior to such transaction represent less than a majority of the voting power of the surviving corporation or the acquiror of the Company's assets. See "Description of Securities--Class B Preferred Stock; Description of Covertible Preferred Stock--Liquidation Preference."

If such election is not made, then the holders of Convertible Preferred Stock are entitled to have provision made so that such shares are convertible into the number of shares of stock or other securities or property, including cash, which a holder of the number of shares of Common Stock deliverable upon conversion of such shares of Convertible Preferred Stock on the record date of such event would have been entitled to receive. The Board of Directors shall make appropriate adjustments to the rights and interests of the holders of Convertible Preferred Stock so that the rights, preferences and privileges with respect to the Convertible Preferred Stock shall continue to apply as nearly as equivalent as is practicable following any such transaction. See "Description of Securities--Class B Preferred Stock; Description of Covertible Preferred Stock--Reorganization or Merger." These rights of the holders of Convertible Preferred Stock may discourage possible acquirors of the Company from undertaking a Business Combination with respect to the Company.

          The Company's by-laws provide that special meetings of its shareholders, unless otherwise prescribed by statute or by the Company's Certificate of Incorporation, may be called by the Chairman of the Board or President of the Company, and shall be called by the President or Secretary of the Company at the request in writing of majority of the Board of Directors.
The New Jersey Business Corporation Act provides, among other things, that upon the application of the holder or holders of not less than 10% of all of the shares entitled to vote at a meeting, the Superior Court of New Jersey, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called at such time and place and for the purpose designated in such order. These provisions could make it more difficult for shareholders of the Company to take action opposed by the Board of Directors.

TRANSFER AGENT AND REGISTRAR

          The Company's transfer agent is Continental Stock Transfer and Trust Company, New York, New York 10007.

                                 LEGAL MATTERS

          Giordano, Halleran & Ciesla, a Professional Corporation, Middletown, New Jersey, will pass upon certain legal matters with respect to the shares offered hereby for the Company.

                                    EXPERTS

          The consolidated balance sheets of the Company as of December 31, 1995 and 1994 and the consolidated statements of operations of the Company and changes in shareholders' equity of the Company for each of the years ended December 31, 1995, 1994 and 1993 and the consolidated statements of cash flows for the years ended December 31, 1995, 1994 and 1993, have been incorporated by reference herein and in the Registration Statement in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All of the expenses identified below will be paid by the Company, and except for the SEC Registration Fee and NASD filing fee, all amounts are estimates.



SEC Registration Fee.................  $ 61,353
NASD Filing Fee......................    18,294
Accounting Fees and Expenses.........     5,000
Legal Fees and Expenses..............    75,000
Printing and Engraving Expenses......    25,000
Blue Sky Fees and Expenses...........     5,000
Fees and Expenses of Transfer Agent
and Registrar........................     5,000
Miscellaneous........................     5,000
                                       --------
        Total                          $199,647

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 14A:3-5 of the New Jersey Business Corporation Act empowers corporations to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth.

          Article VI of the Registrant's By-laws provides for the indemnification of the directors, officers, employees and agents of the Registrant ("Corporate Agents"). More specifically, the Registrant is obliged to indemnify a Corporate Agent against his expenses and liabilities actually and reasonably incurred in connection with the defense of any proceeding involving the Corporate Agent by reason of his being or having been such a Corporate Agent, other than a proceeding by or in the right of the Registrant; provided, that such Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, such Corporate Agent had no reasonable cause to believe his conduct was unlawful. In addition, the Registrant shall indemnify a Corporate Agent against his liabilities and expenses, actually or reasonably incurred by him in connection with the defense, in any proceeding, by or in the right of the Registrant to procure a judgment in its favor which involves the Corporate Agent by reason of his being or having been such Corporate Agent; provided, that the Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant or, if the Corporate Agent is adjudged liable to the Registrant, a court determines that the Corporate Agent is entitled to such indemnity. To the extent that a Corporate Agent of the Registrant has been successful on the merits in any proceeding referred to above, the Registrant must indemnify the Corporate Agent against expenses, including attorneys' fees.

          Unless otherwise ordered by a court, prior to the payment of any indemnification to a Corporate Agent of the Registrant, the Board of Directors of the Registrant (by a majority vote of a quorum consisting of directors not involved in the proceeding), or the shareholders, or independent legal counsel designated by the Board of Directors in a written opinion, will determine in a given situation whether indemnification is proper under the Registrant's By-laws based upon the conduct of the Corporate Agent. Expenses incurred by a Corporate Agent in connection with a proceeding may be paid by the Registrant in advance of the final disposition of the proceeding; provided, that such payment is authorized by the Registrant's Board of Directors and the Corporate Agent undertakes to repay such amount if it is found that he is not entitled to be indemnified under the Registrant's By-laws.

          No indemnification of a Corporate Agent will be made if a judgment or other final adjudication adverse to the Corporate Agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the Registrant or its shareholders, (b) were not in good faith or involved a knowing violation of law, or (c) resulted in receipt by the Corporate Agent of an improper personal benefit.

          With respect to provisions included in the Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") limiting the liability of officers and directors of the Registrant, Article 7.01 of the Registrant's Certificate of Incorporation provides that to the fullest extent permitted by the laws of the State of New Jersey, as they exist or may hereafter be amended, the directors and officers of the Registrant shall not be personally liable to the Registrant or its shareholders for damages as a result of a breach of any duty owed to the Registrant or its shareholders, except that the provisions of this Article 7.01 shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the Registrant or its shareholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such person of an improper personal benefit. This Article 7.01 shall apply with respect to acts or omissions occurring prior to or after the date of its adoption.

          The Registrant maintains two liability insurance policies providing coverage for its directors and officers in an aggregate amount up to $10,000,000 for any single occurrence.

          Reference is made to the Common Stock Agreement and the Preferred Stock Agreement, the forms of which are filed as Exhibits 4.4 and 4.5 to this Registration Statement, each of which contains certain provisions for the indemnification by the Registrant of the Selling Shareholders and their officers, directors, employees, agents, partners and controlling persons against certain liabilities, including liabilities under the Securities Act. The Common Stock Agreement and Preferred Stock Agreement also contain certain provisions for the indemnification by the Selling Shareholders of the Registrant and the Registrant's directors, officers, employees, agents, partners and controlling persons against certain liabilities, including liabilities under the Securities Act. The Stock Purchase Agreement dated as of January 22, 1992 between the Registrant and Yamanouchi Pharmaceutical Company, Ltd. ("Yamanouchi") which is incorporated by reference as an exhibit to this Registration Statement contains provisions for the indemnification against certain liabilities, including liabilities under the Securities Act of 1933, of (i) Yamanouchi, its officers, directors, employees and controlling persons by the Registrant, and (ii) the Registrant, its officers, directors and controlling persons by Yamanouchi.

ITEM 16.  EXHIBITS
          --------

#  4.1  Form of Specimen Certificate, Roberts Pharmaceutical
        Corporation Common Stock.

   4.2 Form of Specimen Certificate, Roberts Pharmaceutical Corporation 5% Convertible Preferred Stock.

   4.3 Certificate of Amendment, dated August 29, 1996, to the Amended and Restated Certificate of Incorporation of Roberts Pharmaceutical Corporation.

   4.4 Form of Stock Purchase Agreement, dated July 17, 1996, by and between the Registrant and the Purchaser named therein.

   4.5 Form of Preferred Stock Investment Agreement, dated August 29, 1996, by and between the Registrant and the Purchaser named therein.

   4.6 Form of Stock Purchase Warrant used in connection with the Common Stock Placement.

   4.7 Form of Stock Purchase Warrant used in connection with the Preferred Stock Placement.

 @ 4.8 Stock Purchase Agreement, dated as of January 22, 1992, between the Registrant and Yamanouchi Pharmaceutical Co., Ltd., including Shareholder Agreement dated as of January 22, 1992 between Dr. Robert A. Vukovich and Yamanouchi

        Pharmaceutical Co., Ltd. which comprises Annex A to such agreement.

   5. Opinion of Giordano, Halleran & Ciesla, A Professional Corporation, regarding legality of the Common Stock, including consent of such Counsel.

  23.1 Consent of Giordano, Halleran & Ciesla, A Professional Corporation (filed with Exhibit 5).

  23.2  Consent of Coopers & Lybrand L.L.P.

  24.   Power of Attorney (filed with signature pages).

-----------

  # Incorporated by reference to the identically numbered exhibit to Amendment No. 1 to Registrant's Registration Statement on Form S-1 (Registration No. 33-31876), pursuant to rule 411(c) promulgated under the Securities Act of 1933.

  @ Incorporated by reference to Exhibit 10.55 to the Registrant's Registration Statement on Form S-1 (Registration No. 33-45069), pursuant to Rule 411(c) promulgated under the Securities Act of 1933.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities being offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes to file, during any period in which offers or sales of Common Stock are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     The Registrant hereby undertakes, if the Registrant is a foreign private issuer, to file a post-effective amendment to this Registration Statement to include any financial statements required by Rule 3-19 of Regulations S-X at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

     For the purpose of determining any liability under the Securities Act, each post-effective amendment referred to above shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as any shares of Common Stock being registered which remain unsold at the termination of the offering contemplated by this Registration Statement, such unsold shares of Common Stock shall be removed from registration by means of a post-effective amendment to the Registration Statement.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Eatontown, State of New Jersey, on the 7th day of October, 1996.

                          ROBERTS PHARMACEUTICAL CORPORATION
                                    (Registrant)


                          By:/s/ Robert A. Vukovich
                             ----------------------
                             Robert A. Vukovich, Ph.D.
                             Chairman of the Board, President
                             and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert A. Vukovich, Ph.D., Peter M. Rogalin, CPA, and Anthony A. Rascio, Esq. and each of them, his true and lawful attorneys-in-fact and agents for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

   Signature                          Title                  Date
   ---------                          -----                  ----


/s/ Robert A. Vukovich     Chairman of the Board,       October 7, 1996
-----------------------    President and Chief
Robert A. Vukovich         Executive Officer
                           (Principal Executive
                           Officer)


/s/ Peter M. Rogalin       Vice President,              October 7, 1996
-----------------------    Treasurer, Chief
Peter M. Rogalin           Financial Officer and
                           Director (Principal
                           Financial and Accounting
                           Officer)

 Signature                     Title                      Date
 ---------                     -----                      ----




/s/ Anthony A. Rascio      Director                     October 7, 1996
------------------------
Anthony A. Rascio


/s/ Robert W. Loy          Director                     October 7, 1996
------------------------
Robert W. Loy


/s/ John T. Spitznagel     Director                     October  7, 1996
------------------------
John T. Spitznagel


                           Director                     October   , 1996
---------------------
Takao Miyamoto


                           Director                     October   , 1996
---------------------
Akihiko Matsubara


                           Director                     October   , 1996
---------------------
Digby W. Barrios



                           Director                     October   , 1996
---------------------
Zola P. Horovitz

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.
-----------

#  4.1          Form of Specimen Certificate, Roberts Pharmaceutical Corporation
                Common Stock.

   4.2 Form of Specimen Certificate, Roberts Pharmaceutical Corporation 5% Convertible Preferred Stock.

   4.3 Certificate of Amendment, dated August 29, 1996, to the Amended and Restated Certificate of Incorporation of Roberts Pharmaceutical Corporation.

   4.4 Form of Stock Purchase Agreement, dated July 17, 1996, by and between the Registrant and the Purchaser named therein.

   4.5 Form of Preferred Stock Investment Agreement, dated August 29, 1996, by and between the Registrant and the Purchaser named therein.

   4.6 Form of Stock Purchase Warrant used in connection with the Common Stock Placement.

   4.7 Form of Stock Purchase Warrant used in connection with the Preferred Stock Placement.

 @ 4.8 Stock Purchase Agreement, dated as of January 22, 1992, between the Registrant and Yamanouchi Pharmaceutical Co., Ltd., including Shareholder Agreement dated as of January 22, 1992 between Dr. Robert A. Vukovich and Yamanouchi Pharmaceutical Co., Ltd. which comprises Annex A to such agreement.

   5. Opinion of Giordano, Halleran & Ciesla, A Professional Corporation, regarding legality of the Common Stock, including consent of such Counsel.

  23.1 Consent of Giordano, Halleran & Ciesla, A Professional Corporation (filed with Exhibit 5).

  23.2          Consent of Coopers & Lybrand L.L.P.

  24.           Power of Attorney (filed with signature pages).

-----------

 # Incorporated by reference to the identically numbered exhibit to Amendment No. 1 to Registrant's Registration Statement on Form S-1 (Registration No. 33-31876), pursuant to rule 411(c) promulgated under the Securities Act of 1933.

 @ Incorporated by reference to Exhibit 10.55 to the Registrant's Registration Statement on Form S-1 (Registration No. 33-45069), pursuant to Rule 411(c) promulgated under the Securities Act of 1933.